Contact

www.linkedin.com/in/bassett1
(LinkedIn)

Top Skills

Collaborative Leadership

Performance Monitoring

Strategic Decision Support

Certifications

Nutanix NPSR

Foundations of HP Storage Solutions
- HP0-J73

Business Ethics

Tintri Certified Systems Engineer

Managing Your Sales Process

Ben Bassett

I Do Things. Building something new to Change The World!
Operational Efficiency | Team Development | Organizational Growth |
Optimizing Business Processes | Partnerships
Minneapolis, Minnesota, United States

Summary

A meticulous and diligent professional skilled in orchestrating high-impact strategies that significantly improve operational workflows and bottom-line results. With a history of success directly related to my proven expertise in leading cross-functional teams to exceed organizational objectives, leveraging strong communication and collaboration skills.

Throughout my career, I have remained a resourceful and results-driven professional with a record of fostering a culture of continuous improvement, encouraging innovation and efficiency across all operational levels.

I bet big on partners and ecosystems because Trust is the new Data.

CliftonStrengths is the best way I know to explain me in just a few words. Think of it as an early view at a personality test.
Activator - Turning thought into action
Maximizer - Transforming something strong into something superb
Adaptability - Rolling with change and discovering the future one day at a time
Strategic - Finding alternate ways to move forward and spot relevant patterns and issues
Analytical - Seeing the big picture

Experience

Blu Abundance
VP Partnerships
March 2024 - Present (1 year 2 months)

Build, lead, and scale a strategic partnership portfolio with revenue responsibility

Develop a deep understanding of our product, customers, and ecosystem to effectively communicate the "why, how, and what" for each partner and align strategic priorities, product roadmaps and GTM strategies.

Develop crisp "better together"' value propositions and author sales/marketing assets

Identify, build, and enhance partner programs and incentives required to deliver success for partners and customers at scale.

Blu Opportunity
Chief Operating Officer
October 2022 - Present (2 years 7 months)

My role involves leading the foundation and development of a residential solar financing company. I work in strategic and operational leadership, collaborating closely with the CEO and ownership group, and liaising with various departments like Marketing, Product, Compliance, and Audit.

• My focus has been on building an efficient and effective company from 0.
• I've baked effective company operations into the foundation of the company.
• I've played a key role in strengthening business alliances by effectively managing and nurturing relationships with our network of partners and vendors.
• I'm committed to fostering a progressive work environment, which includes establishing an inclusive and diverse workplace culture.

Blu Banyan
VP Partnerships
October 2022 - Present (2 years 7 months)

Build, lead, and scale a strategic partnership portfolio with revenue responsibility

Develop a deep understanding of our product, customers, and ecosystem to effectively communicate the "why, how, and what" for each partner and align strategic priorities, product roadmaps and GTM strategies.

Develop crisp "better together"' value propositions and author sales/marketing assets

Identify, build, and enhance partner programs and incentives required to deliver success for partners and customers at scale.

Birch & Mint
Owner/Principal
June 2020 - Present (4 years 11 months)

Partnership Leaders
Member
November 2020 - November 2023 (3 years 1 month)

Partnership Leaders is the community where teams building partner and ecosystem orgs at the top technology and service companies around the world come to share insights, learn, and grow.
Made up of 1,200+ of the top partnerships, alliance and business development professionals globally - membership in Partnership Leaders is a catalyst for personal and professional success.
visit www.partnershipleaders.com to learn more

Paystand
1 year 10 months

Senior Manager, Channels and Alliances
September 2021 - October 2022 (1 year 2 months)

Lead team of people to deliver on quota attainment. Open new ecosystem alliances through collaboration with Product, Solutions, Finance, and Partners; while ensuring existing channels continue to produce.
-As IC, Player-Coach, and Manger grew Channel sourced revenue over 200%; from $915,112 in 2020 to $2,003,397 in 2021
-Channel sourced revenue accounted for 52.9% overall net new company revenue in 2021
-Average deal size increased 32%.
-Developed Partner Implementation Program

NetSuite Channel Manager
January 2021 - September 2021 (9 months)

Recruit, Develop, Enable, NetSuite ecosystem partners to deliver AR automation and #NoFee payment rail to joint customers.

First 3 months 161% to quota; 24 net new partners; 41 leads (11 from new partners 30 from existing)

Quantum
Channel Manager
March 2019 - July 2020 (1 year 5 months)

United Language Group
Global Manager Partners and Alliances
June 2018 - April 2019 (11 months)

Minneapolis, Minnesota

Connection
Solution Architect
January 2014 - June 2018 (4 years 6 months)
Exton, PA

Supported 63 reps across 5 sales teams.

$9.95MM shipped in 2017

Achieved 83% margin growth YOY from 2014-2015

Epicor Software Corp
Hardware Solutions Sales
January 2011 - January 2014 (3 years 1 month)

———

Education

Minnesota State University, Mankato
Bachelor of Science - BS, Applied Leadership · (2019 - 2020)

Minnesota State University, Mankato
Bachelor of Science - BS, Economics · (1999 - 2002)